Exhibit 99.4

john j. ward, r.g.         groundwater consultant llc

CONSENT OF QUALIFIED PERSON

I, John J. Ward, C.P.G., consent to the public filing of the technical report titled “Unconstrained Feasibility Study - NI 43-101 Technical Report on the Camino Rojo Gold Project - Municipality of Mazapil, Zacatecas, Mexico” dated January 11, 2021 (the “Technical Report”) by Orla Mining Ltd. (the “Company”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Company dated January 11, 2021 (the “News Release”).

I certify that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the Technical Report for which I am responsible.

Dated this 9th day of February, 2021

Signed “John J. Ward”
John J. Ward, RG, CPG Owner and Principal Hydrogeologist John Ward, RG, Groundwater Consultant, LLC

10564 E. George Brookbank Pl. Tucson, AZ 85747	ph (520) 296-8627	ward_groundwater@cox.net